EXHIBIT 99.9

Second Quarter Report, including unaudited interim financial statements and related management’s discussion and analysis, for the fiscal quarter ended September 30, 2004, together with certifications of such interim filings by the Chief Executive Officer and Chief Financial Officer

AnorMED Inc.

September 30, 2004

2 Second Quarter

AnorMED is a chemistry-based

biopharmaceutical company focused

on the discovery, development and

commercialization of new therapeutic

products in the areas hematology,

HIV and oncology.

01

Message from the President

05

Management’s Discussion and Analysis

14

Financial Statements

22

Notes to the Financial Statements

29

Corporate Information

Message from the President

During the second quarter of Fiscal 2005, we achieved two critical milestones in the development program for AMD3100, our potential new agent in stem cell transplant. We held a successful End of Phase II meeting for AMD3100 with the U.S. Food and Drug Administration (FDA) and filed a Special Protocol Assessment (SPA) for the Phase III protocols. More recently we earned a U.S. $18 million milestone payment from Shire Pharmaceuticals Group plc based on the approval of FOSRENOL™ by the FDA.

RECENT EVENTS

  Expanded AMD3100 clinical program to include key transplant centers in Canada and Europe, and initiated studies in other types of cancers

  FOSRENOL approval in the U.S. triggered a U.S.$18 million milestone payment obligation from Shire to AnorMED

  Held a positive End of Phase II meeting for AMD3100 with the FDA

  Submitted a SPA for AMD3100 to the FDA

UPCOMING MILESTONES

  Initiate Phase Ib/IIa trial for AMD070 in HIV in collaboration with the U.S. Adult AIDS Clinical Trials Group (ACTG)

  Present additional Phase II trial data on AMD3100 at the American Society of Hematology (ASH) meeting, December 4-7, 2004, San Diego, CA

  Initiate two pivotal Phase III trials for AMD3100 in stem cell transplant for cancer patients

  Initiate clinical program of AMD3100 in cardiac tissue repair

  Select lead CCR5 HIV entry inhibitor candidate

  Establish preliminary efficacy of AMD070 in HIV patients

Message from the President Continued

CORE PROGRAMS/STEM CELL TRANSPLANT

Approximately 45,000 stem cell transplants are performed yearly worldwide. Stem cell transplantation is a standard medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancers such as multiple myeloma and non-Hodgkin’s lymphoma, among others. The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient’s immune system, is the number of stem cells available for transplant.

AMD3100 is a stem cell mobilizer. When used in combination, AMD3100 and the standard agent, granulocyte-colony stimulating factor (G-CSF), work together to generate an increase in the number of stem cells in the bloodstream. AnorMED has reported data from two Phase II studies showing AMD3100 helps cancer patients who would otherwise be unable to undergo a stem cell transplant because they cannot generate an adequate number of cells required for the procedure. Additionally, AMD3100 may increase the number of stem cells available for collection as well as improve the transplantation procedure by reducing the number of times cells would have to be collected.

On September 10, 2004 we held our End of Phase II meeting with the FDA and subsequently filed our Phase III protocols under the FDA Special Protocol Assessment provision. The SPA provides a forum for the FDA and the Company to reach agreement as to the design, execution, and analyses proposed in protocols reviewed under this process. In general, these assessments are considered binding on the review division as well as the sponsor, unless public health concerns unrecognized at the time of a protocol assessment become evident or other scientific concerns arise.

Upon completion of the SPA we expect to initiate two randomized pivotal Phase III studies, one in non- Hodgkin’s lymphoma patients and the other in multiple myeloma patients. We plan to enroll approximately 600 patients total. Both trials are designed to determine if patients who are given AMD3100 in combination with G-CSF have more stem cells available for transplant than patients who received G-CSF and placebo. Additional information regarding the endpoints and length of patient follow up will be available upon completion of the SPA, which we expect in December 2004.

Currently we have completed one Phase II study and have four Phase II studies ongoing in the U.S. We have also initiated Phase II clinical trials at key transplant centers in Canada and the European Union that will enroll up to a total of 50 non-Hodgkin’s lymphoma and multiple myeloma patients. We also plan to continue our Phase II program in order to evaluate the potential of AMD3100 in combination with different stem cell mobilizing regimens including chemotherapy, as well as in cancer patients with Hodgkin’s disease. Investigator sponsored studies are currently ongoing to evaluate AMD3100 as a single agent in allogeneic transplantation. New clinical data from these studies will be presented at the ASH Meeting, December 4-7, 2004 in San Diego.

/ HIV PROGRAM: AMD070 – A CXCR4 INHIBITOR AND CCR5 HIV INHIBITORS

We are working on a new class of HIV drugs, CXCR4 and CCR5 entry inhibitors that prevent the virus from infecting healthy cells. Current HIV drugs target the disease once it has entered and infected the cell. Our CXCR4 inhibitor, AMD070, is in clinical trials, and we are working in collaboration with the U.S. Adult AIDS Clinical Trials Group, which is supported by the National Institute of Allergy and Infectious Diseases at the National Institute of Health, to develop AMD070. Clinical protocols for a Phase Ib/IIa trial of AMD070 have been developed and we expect patient enrollment to begin before year end 2004. The Phase Ib/IIa trial will be conducted at multiple centers in the U.S. and will enroll up to 48 patients. This study will evaluate the ability of AMD070 to reduce CXCR4-using virus in HIV patients and will provide additional safety and pharmacokinetic data. We expect to present preliminary data from this study in the second half of 2005. In house, our research on CCR5 inhibitors continues with the goal of selecting a clinical candidate in calendar year 2005.

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Message from the President Continued

EARLY STAGE PROGRAMS

We continue to evaluate both AMD3100 in tissue repair and CXCR4 inhibitors in oncology. We expect to file an Investigational New Drug Application for AMD3100 in tissue repair in 2005 and will continue to build on our preclinical collaborations for CXCR4 inhibitors in oncology.

LICENSEES  On October 27, 2004 we earned a U.S. $18 million milestone payment as a result of the U.S. approval by the FDA of FOSRENOL. This was part of an agreement completed in March 2004, where we sold our global patent rights for FOSRENOL to Shire. This payment strengthens our cash position as we move towards the pivotal trials for AMD3100. We expect additional European approvals of FOSRENOL, which will result in further milestone payments of U.S.$6 million. Shire exercised their option to purchase the Japanese patents and we will be paid U.S.$6 million upon FOSRENOL approval in Japan.

Another of our licensees, NeoRx Corporation, announced they filed an Investigational New Drug Application for NX473 in patients with small cell lung cancer (SCLC) and will initiate a clinical trial in the first half of 2005, followed by a pilot study in colorectal cancer. They plan to enroll 120 patients with SCLC that are refactory or resistant to SCLC. We licensed NX473 to NeoRx in April 2004 and are eligible to receive up to an additional U.S.$13 million in milestone payments payable in cash or cash and common stock. Upon approval of NX473 we would receive a royalty of up to 15% on product sales.

We are pleased to be able to leverage our legacy products to allow us to fund the development of our core programs, AMD3100 and AMD070, as well as continue development of our earlier stage candidates.

[ signed ]

Michael J. Abrams, Ph.D.

President & CEO

Management’s Discussion and Analysis

October 27, 2004 The following information should be read in conjunction with the unaudited interim financial statements and their accompanying notes as at and for the three and six month periods for Fiscal 2005 ended September 30, 2004 (“Q2-2005”), as well as the audited annual financial statements, their accompanying notes, and management’s discussion and analysis for the year ended March 31, 2004 included in our Annual Report (“2004 Annual Report”). These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts following are expressed in Canadian dollars unless otherwise indicated. Additional information relating to AnorMED Inc., including our Annual Information Form is filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

OVERVIEW

During our second fiscal quarter ended September 30, 2004, we held our End of Phase II Meeting with the U.S. FDA and under the FDA Special Protocol Assessment (“SPA”) submitted our Phase III protocols for AMD3100, our potential new agent for stem cell transplant in cancer patients. Upon completion of the SPA, which we expect in December, we plan to begin two randomized pivotal Phase III studies in this fiscal year that should increase our clinical costs substantially.

We are scheduled to initiate a Phase Ib/IIa clinical trial for AMD070 in HIV in collaboration with the U.S. Adult AIDS Clinical Trials Group (“ACTG”) in the third quarter of this fiscal year. As a result of this collaboration, our clinical trial costs are minimal since the ACTG pays for the majority of the clinical and regulatory costs of these trials.

In the fiscal quarter ended September 30, 2004, we expanded our office space to accommodate our growing clinical and regulatory departments. Business development, marketing, investor relations and finance departments have increased the level of external contract services for expertise in progressing our development plans and regulatory/compliance issues. Except where otherwise noted, our operational activities are similar to the previous quarter ended June 30, 2004 (“Q1-2005”).

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Management’s Discussion and Analysis Continued

The financial condition of AnorMED and the results of operations for Q2-2005 are in line with management’s expectations

There have been no material changes during Q2-2005 to the forward-looking information provided in the 2004 Annual Report.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are as disclosed in the “Management’s Discussion and Analysis” section and in the annual financial statements contained in our 2004 Annual Report.

RESULTS OF OPERATIONS

We recorded a net loss of $6,584,000 ($0.21 per common share) for the second fiscal quarter Q2-2005, compared to a net loss of $3,814,000 ($0.12 per common share) for the previous quarter, Q1-2005, and a net loss of $4,212,000 ($0.16 per common share) for the second quarter of fiscal year 2004 (“Q2-2004”).

Revenues

We received a royalty payment of $11,000 from an agreement for our Hynic linker technology. Otherwise, as we expected, no other revenues were earned in this second fiscal quarter, similar to Q2-2004. In Q1-2005, $2,310,000 of licensing revenue, was received from the licensing agreement pertaining to NX473, a platinum based cancer drug candidate, with NeoRx Corporation. We do not anticipate any further revenue to be generated from the NeoRx agreement in the fiscal year ending March 31, 2005.

Subsequent to the end of the quarter, on October 27, 2004, Shire Pharmaceuticals Group plc received FDA approval of FOSRENOL which triggered their obligation to make a milestone payment to AnorMED of U.S.$18 million, receiveable within 30 days of the approval. Further regulatory approvals for FOSRENOL are expected to generate additional milestone payments from Shire (U.S.$6,000,000 upon approval in the relevant E.U. countries and U.S.$6,000,000 upon approval in Japan).

We expect that sources of revenue for the next several years will continue to be primarily interest income and payments under existing licensing and collaborative research agreements. Licensing and collaborative research payments are conditional upon the sale of approved products and the achievement of certain milestones under these agreements.

EXPENSES

Research and Development

Our contract research expenditures of $1,554,000 were almost identical to the previous quarter but were 69% higher than Q2-2004. Progress in our clinical programs for AMD3100 and AMD070 comprised the majority of the increase in the year over year comparison of fiscal periods. Recruitment in our four ongoing Phase II trials was steady this quarter (one Phase II trial is now complete) and protocols for an additional six Phase II trials have sites preparing for recruitment in the third quarter of Fiscal 2005. Stability work on AMD3100 drug product, as well as recruitment into multiple ongoing Phase II clinical trials, will continue to the end of this fiscal year. In addition, we expect to start enrolling patients in our Phase III clinical trials by the fourth fiscal quarter of 2005 with planned enrollment being approximately 600 patients over the next two fiscal years. In anticipation of our clinical progress, AMD3100 drug substance that was manufactured in our first quarter ended June 30, 2004 is now being further formulated and packaged into drug product via a third party contractor. The rate of recruitment in this clinical program will directly impact the level of expenditures and consequently we expect our research and development expenses to increase over the next several quarters.

We have also developed and manufactured AMD070 drug substance with an improved salt formulation to improve stability. This batch will incur further analytical and stability costs prior to its release and further formulation development, along with transfer and validation of analytical methods, will take place in the second half of Fiscal 2005.

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Management’s Discussion and Analysis Continued

Patent expenses included in research and development costs of approximately $300,000 were incurred this quarter in support of a national entry stage filing of the PCT (world patent) application into elected countries that are members of the PCT where protection is sought for the AMD070 patent. There are no more patents scheduled for this level of filing for the remainder of this fiscal year and there were none in the comparative quarter of the last fiscal year.

Our product development plans have required us to continue to increase our human resources to enable us to achieve the corporate milestones we have set out. We have increased our research staff by five people over Q2-2004 and by six over Q1-2005. Salary increases year over year are also factored into this variance which, when coupled with the related benefit increases, reflect the costs of retaining a stable workforce. In addition, stock-based compensation expense for research and development employees of $272,000 was recorded in this period versus $55,000 for the corresponding period last year. Stock-based compensation expense increased in the current period because a portion of the cost of options that have been granted over the last six quarters (versus only two quarters in Q2-2004) are included this quarter since the accounting policy was adopted effective April 1, 2003. See the “Share Capital – Stock-based Compensation Expense” note in the accompanying unaudited interim financial statements for additional details relating to this expense.

General and Administrative

General and administrative expenses increased by 64% when compared to Q2-2004 and increased 27% over Q1-2005. We have engaged in health economics studies, which commenced in this quarter, as part of the preliminary pre-marketing activities for AMD3100. Investor relations expenses have increased due to the cost of preparing the supporting public documents that were provided to investors for our Annual and Special General Meeting that was held during the quarter. Funds were also used to retain consultants to assist in our strategic planning process and business model preparation as we begin to prepare for the development of a commercial infrastructure.

We did not engage in the same activities, as listed above, in the same period last year. We will be required to add appropriate resources to achieve our goals while negotiating an increasingly complex regulatory environment and this will result in increased general and administrative expenses.

Stock-based compensation expense for general and administrative personnel was $91,000 for Q2-2005, compared to $19,000 for Q2-2004, increasing for the same reason described above for research and development personnel.

Amortization

We anticipate seeing the level of amortization expense decrease in comparison to previous quarters, as is reflected in the current quarter’s numbers, as we have a number assets that have achieved full depreciation. We do not expect that increased capital expenditures over the fiscal year will substantially change amortization expense for the year.

Other Income (Expenses)

Interest income declined in Q2-2005 in comparison to Q2-2004 due to lower interest rates, even though the average cash balance over the quarter this year was approximately 25% higher than last year.

We realized a loss of $153,000 (Q1-2005 - $639,000) on the investment in NeoRx common shares that were received originally as a partial payment for a licensing milestone. The initial stated value of the shares was further impaired during the current period and an impairment charge was recorded to reflect the current market value. See the “Short-term Investments” note in the accompanying unaudited interim financial statements for further details.

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Management’s Discussion and Analysis Continued

SUMMARY OF QUARTERLY RESULTS

The following table summarizes our unaudited quarterly statements of operations for the last eight quarters. This information should be read in conjunction with our audited financial statements for the years ended March 31, 2003 and 2004.

(in thousands of Canadian dollars, except per share data)
	Dec 31 2002	Mar 31 2003	Jun 30 2003	Sep 30 2003	Dec 31 2003	Mar 31 2004	Jun 30 2004	Sep 30 2004
Revenue	$158	$147	$34	$—	$32	$1,955	$2,310	$11
Net loss (1)	$(5,106)	$(5,391)	$(4,979)	$(4,212)	$(4,409)	$(3,931)	$(3,814)	$(6,584)
Loss per share	$(0.20)	$(0.21)	$(0.19)	$(0.16)	$(0.17)	$(0.12)	$(0.12)	$(0.21)

(1) The net loss per quarter for the fiscal years ended March 31, 2003 and 2004 have been restated for changes in accounting policies as follows:

Stock-based compensation – effective April 1, 2003, in accordance with the amended recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, compensation expense has been recognized by the fair value method for stock-based awards made to employees. Due to the allowance of the prospective treatment of the compensation expense, the change in accounting policy required no restatement of financial statements prior to April 1, 2003.

Patents – effective April 1, 2003, we changed our policy of identifying amounts related to the initial patent costs associated with the protection of intellectual property. This change had been applied retroactively and required restatement of financial statements prior to April 1, 2003.

See the “Changes in Accounting Policies” note in the accompanying unaudited interim financial statements for more details relating to these restatements.

Quarterly Trends

Our spending patterns consistently reflect the progress of our main products AMD3100 and AMD070. In the quarters ended December 31, 2002 and March 31, 2003, the majority of our efforts were engaged in filing the AMD070 Investigational New Drug application with the FDA. In the next six quarters, we initiated and expanded our Phase II clinical trials with AMD3100 and manufactured drug substance and drug product to support both product’s clinical programs. Throughout the quarters our research programs have focused on developing a CCR5 clinical candidate and developing backup CXCR4 inhibitors for HIV and, in the last few quarters, we have added the evaluation of CXCR4 inhibitors in cardiac tissue repair and oncology. In the future quarters we will continue to increase our net loss as we complete the AMD3100 Phase III clinical studies and pursue the filing of a New Drug Application with the FDA.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004, we had a total cash position of $55,365,000 comprised of cash, cash equivalents and short-term investments. Short-term investments include $33,686,000 invested in high-grade, liquid commercial paper with maturity dates ranging up to one year and realizing an average interest rate this quarter of 2.20% (Q1-2005 – 2.15%). Our working capital is approximately $53.4 million as at September 30, 2004, as compared to $63.0 million at March 31, 2004. The decrease in our working capital is attributable to funds used in operations.

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Management’s Discussion and Analysis Continued

The rapid increase in value of the Canadian dollar relative to the U.S. dollar this quarter has had a positive impact on our use of cash resources as the majority of our research and development contracts are negotiated in U.S. dollars and will continue to be in the future. As at the end of this second quarter, substantially all of our cash and short-term investments are denominated in Canadian dollars. We purchase U.S. dollars in $1 million blocks to fund our U.S. denominated goods and services minimizing our exchange rate risk during this period of currency volatility. Any revenues received in U.S. dollars remain in that currency to further reduce exchange rate exposure. The U.S. $18 million milestone payment from Shire that was earned after the quarter is expected to be used to fund U.S. dollar denominated expenses over the next several quarters. We currently do not engage in foreign exchange hedges.

Capital expenditures of $375,000 were made during Q2-2005 exceeding the purchases made in Q2-2004 of $94,000. We purchased another Mass Spec HPLC for $272,000 to improve the capacity in our analytical laboratory. Our clinical department has expanded adding critical resources for AMD3100 development and office renovations were made to accommodate their growth. We also made improvements in our laboratory cooling systems.

Outstanding Share Data

As of September 30, 2004, we have approximately 31.8 million issued and outstanding common shares. In addition, as at the same date, we have approximately 3.2 million stock options outstanding to purchase common shares. AnorMED’s shareholders approved an amendment to the Employee Stock Option plan to increase the number of authorized common shares available for issuance under the Plan by 1,500,000 common shares to a maximum of 5,100,000 (Q1-2005 – 3,600,000) which should be sufficient to support our option granting program for at least the next three years. See the “Share Capital” note in the accompany-ing unaudited interim financial statements for more details.

RISKS AND UNCERTAINTIES

Our cash on hand, as well as expected interest income, supplemented by contractual payments on existing licensing agreements (including the milestone payments from Shire described under “Results of Operations – Revenues” above), is estimated to be sufficient to fund our operations as previously described into Fiscal 2007. Our funding needs may, however, vary depending upon a number of factors including progress in our research and development programs and the number and breadth of these programs; the costs associated with completing clinical trials and the regulatory process; collaborative license agreements with third parties, our ability to attract and retain corporate partners and their effectiveness in carrying out the development and commercialization of product candidates; the cost of licensing or acquiring additional products for development; competing technological and market developments; and the costs of enforcing and prosecuting patent claims and other intellectual property rights. In the future we will need to raise substantial additional funds to continue our research and development programs and to commence, or to continue, the preclinical studies and clinical trials necessary to obtain marketing approval. We continually evaluate opportunities to raise cash through new commercial partnerships and potential equity financings.

There can be no assurance regarding the availability of additional funding or whether acceptable terms will be offered.

Risks and uncertainties related to economic and industry factors as discussed in detail in the “Management’s Discussion and Analysis” section of our 2004 Annual Report and the “Risk Factors” section of our Annual Information Form filed July 23, 2004 remain substantially unchanged.

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Balance Sheets

(In thousands of Canadian dollars)	As at September 30 2004 (unaudited)	As at March 31 2004 (audited)	(In thousands of Canadian dollars)	As at September 30 2004 (unaudited)	As at March 31 2004 (audited)
ASSETS			LIABILITIES AND SHAREHOLDERS' EQUITY
Current assets			Current liabilities
Cash and cash equivalents	$ 21,159	$ 40,608	Accounts payable and
Short-term investments (note 5)	34,206	25,012	accrued liabilities (note 7)	$ 3,012	$ 3,668
Accounts receivable	337	352	Shareholders' equity
Prepaid expenses	588	565	Share capital (note 5)
Current portion of security deposit	150	150	Issued and outstanding:
	56,440	66,687	Common shares – 31,812,756	153,713	153,452
Security deposit	100	100	(March 31, 2004 – 31,740,148)
Property and equipment, net	2,970	2,930	Additional paid-in capital (note 5)	978	401
			Accumulated deficit	(98,202)	(87,804)
				56,498	66,049
	$ 59,510	$ 69,717		$ 59,510	$ 69,717

Subsequent event (note 9)

See accompanying notes to the interim financial statements

On behalf of the Board:

[ signed]	[ signed]
Willem Wassenaar Director	Julia Levy Director

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Statement of Operations

(in thousands of Canadian dollars)	For the three months ended September 30		For the six months ended September 30
(unaudited)	2004	2003	2004	2003
Revenue		(restated)		(restated)
Licensing	$ 11	$ —	$ 2,321	$ 34
Expenses
Research and development (note 2)	4,821	3,229	9,081	6,858
General and administrative (note 2)	1,717	1,066	3,064	2,590
Amortization (note 2)	225	295	450	584
	6,763	4,590	12,595	10,032
	(6,752)	(4,590)	(10,274)	(9,998)
Other income (expense)
Interest and other income	321	378	668	807
Other expenses (note 4)	(153)	—	(792)	—
	168	378	(124)	807
Net loss	$ (6,584)	$ (4,212)	$ (10,398)	$ (9,191)
Loss per common share	$ (0.21)	$ (0.16)	$ (0.33)	$ (0.35)
Diluted loss per common share	$ (0.21)	$ (0.16)	$ (0.33)	$ (0.35)

See accompanying notes to the

interim financial statements.

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Statements of Changes in Shareholders’ Equity

(In thousands of Canadian dollars, except share amounts) (unaudited)	Common shares	Amount	Accumulated deficit	Additional paid-in capital	Total shareholders’ equity
Balance at March 31, 2004	31,740,148	$153,452	$ (87,804)	$ 401	$ 66,049
Issued for cash	450	3			3
Issued on exercise of options	15,800	66		(15)	51
Stock-based compensation				230	230
Net loss			(3,814)		(3,814)
Balance at June 30, 2004	31,756,398	$153,521	$ (91,618)	$ 616	$ 62,519
Issued for cash	10,860	48			48
Issued on exercise of options	45,498	144		(3)	141
Stock-based compensation				374	374
Net loss			(6,584)		(6,584)
Balance at September 30, 2004	31,812,756	$153,713	$ (98,202)	$ 987	$ 56,498
	Common shares	Amount	Accumulated deficit	Additional paid-in capital	Total Shareholders’ equity
Balance at March 31, 2003	25,721,848	$125,774	$ (70,273)	$ 16	$ 55,517
Issued for cash	3,100	7			7
Stock-based compensation				113	113
Net loss (restated)			(4,979)		(4,979)
Balance at June 30, 2003	25,724,948	125,781	(75,252)	129	50,658
Stock-based compensation				78	78
Net loss (restated)			(4,212)		(4,212)
Balance at September 30, 2003	25,724,948	$125,781	$ (79,464)	$ 207	$ 46,524

See accompanying notes to the

interim financial statements.

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Statements of Cash Flows

(In thousands of Canadian dollars)	For the three months ended September 30		For the six months ended September 30
(unaudited)	2004	2003	2004	2003
Cash provided by (used in):		(restated)		(restated)

Operations:	$ (6,584)	$ (4,212)	$ (10,398)	$ (9,191)
Net loss
Items not involving cash:	225	295	450	584
Amortization	4	—	7	—
Loss on disposal of property and equipment	153	—	792	—
Loss on revaluation of investments	374	78	604	191
Compensatory stock options
Changes in non-cash operating working capital:	51	(39)	15	(109)
Accounts receivable
Prepaid expenses	(40)	(103)	(23)	41
Accounts payable and accrued liabilities	43	(688)	(656)	(859)
	(5,774)	(4,669)	(9,209)	(9,343)
Investments:
Net sale (purchase) of short-term investments	(6,306)	(4,976)	(9,986)	47,894
Purchase of property and equipment	(375)	(94)	(497)	(181)
	(6,681)	(5,070)	(10,483)	47,713
Financing:
Decrease in capital lease obligations	—	(36)	—	(71)
Issuance of shares, net of share issue costs	189	—	243	7
	189	(36)	243	(64)
Increase (decrease) in cash and cash equivalents	(12,266)	(9,775)	(19,449)	38,306
Cash and cash equivalents, beginning of the period	33,425	49,114	40,608	1,033
Cash and cash equivalents, end of the period	$ 21,159	$ 39,339	$ 21,159	$ 39,339

See accompanying notes to the

interim financial statements.

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Notes to the Financial Statements

1. BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information. These interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included as part of the Company’s 2004 Annual Report filed with the appropriate Securities Commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and deficit, and cash flows at September 30, 2004 and for all periods presented, have been made. Interim results are not necessarily indicative of results for a full year.

2. CHANGES IN ACCOUNTING POLICIES

Stock-based compensation

The Company adopted a change in accounting for employee stock-based awards for the year ending March 31, 2004. In accordance with the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stockbased Payments, compensation expense has been recognized prospectively for stock-based awards made to employees beginning April 1, 2003. The transitional provisions outlined by CICA Section 3870, whereby all options granted, modified or settled since April 1, 2003 be recorded as compensation expense using the fair value method, are utilized in this calculation. Prior to the adoption of this method, the Company disclosed the pro forma effect of accounting for stock options awarded to employees under the fair value method. As the change was implemented in the third quarter of Fiscal 2004, the first and second quarter figures for Fiscal 2004 have been restated, resulting in an increase in research and development expense of $55,000 and $136,000 and in general and administrative expense of $19,000 and $46,000, in the comparative financial statements for the respective three and six month periods.

Patents

Effective April 1, 2003, the Company changed its accounting policy regarding the capitalization of amounts related to the initial patent costs associated with the protection of intellectual property to the expensing of all patent costs in the period in which they are incurred. The costs included in this change are those associated with the filing and prosecution of patents in domestic and international jurisdictions. As the change was implemented in the fourth quarter of Fiscal 2004, the first and second quarter amounts for Fiscal 2004 have been restated, resulting in a decrease in amortization expense of $65,000 and $127,000 and an increase in research and development expense of $154,000 and $391,000, in the comparative financial statements for the respective three and six month periods.

These restatements did not result in a change to the loss per common share of $0.16 and $0.35 for the three and six month periods ended September 30, 2003, respectively.

3. LOSS PER COMMON SHARE DATA

Loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed assuming all common shares related to the exercise of all options that have a dilutive effect have been issued at the later of the beginning of the period or the date of issuance. Diluted loss per common share does not differ from loss per common share where the effect of common shares issuable upon the exercise of options would reduce the loss per common share.

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4. SHORT-TERM INVESTMENTS

Included in short-term investments are 243,711 NeoRx Corporation common shares that have a recorded value $520,000 ($nil at March 31, 2004). The shares were originally recorded at fair value upon acquisition of U.S.$4.10 per share. The market value of the shares listed on the NASDAQ exchange has continued to decline significantly below this cost. The Company recorded an impairment charge at June 30, 2004 of $639,000 for the first quarter. At September 30, 2004, the Company reported an impairment charge of $153,000, to reflect market value at that date, which is included as other expense.

5. SHARE CAPTIAL

Incentive Stock Option Plan

At September 30, 2004, the Company had 3,226,960 stock options outstanding (of which 2,519,270 are exercisable) at a weighted average exercise price of $6.21 per common share and expiring at various dates from November 4, 2006 to June 9, 2014.

On September 16, 2004, AnorMED’s shareholders approved an amendment to the Incentive Stock Option Plan to increase the number of authorized common shares available for issuance under the plan by 1,500,000 common shares bringing the maximum to 5,100,000 (Q1-2005 – 3,600,000).

Details of the stock option transactions for the six months ended September 30, 2004 are summarized as follows:

	Number of stock options outstanding	Weighted average share price
Balance, March 31, 2004	2,954,870	$6.01
Options granted	358,690	7.66
Options exercised	(61,298)	3.13
Options cancelled	(25,302)	6.96
Balance, September 30, 2004	3,226,960	$ 6.21

Stock-based Compensation Expense

The Company recognized $11,000 (2003-$4,000) in compensation expense for the quarter ended September 30, 2004, as a result of stock options awarded to non-employees in previous fiscal periods.  The stock-based compensation expense was calculated using the fair value method and was recognized in the financial statements as research and development expense.

Compensation expense of $363,000 (2003 - $74,000) has also been recognized for employee stock-based awards granted, modified, or settled since April 1, 2003, using the fair value method.  The expense was recorded as personal costs, in research and development expense $272,000 (2003 - $55,000) and in general and administrative expense $91,000 (2003 - $19,000), in the financial statements.

The following pro forma financial information reflects the net loss per common share for stock-based awards granted subsequent to April 1, 2001 (the original adoption date of CICA Section 3870) through to March 31, 2003, had the Company recognized stock-based compensation using a fair value method:

For the three months ended September 30			For the six months ended September 30
	2004	2003	2004	2003
Net loss
– as reported	$ (6,584)	$ (4,212)	$ (10,398)	$ (9,191)
Net loss
– pro forma	$ (6,640)	$ (4,423)	$ (10,580)	$ (9,758)
Loss per common
share – as reported	$ (0.21)	$ (0.16)	$ (0.33)	$ (0.35)
Loss per common
share – pro forma	$ (0.21)	$ (0.17)	$ (0.33)	$ (0.38)
The weighted average fair value of stock options, per share granted during the period	$ 3.91	$ 2.81	$ 5.61	$ 2.25

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5. SHARE CAPTIAL continued

The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the three months ended September 30		For the six months ended September 30
	2004	2003	2004	2003
Expected life of the option in years	5	9	7.8	9
Volatility	71.16%	73.84%	71.75%	75.93%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	4.01%	4.46%	4.41%	5.02%

AnorMED’s shareholders approved an additional amendment to the Incentive Stock Option Plan which changed the contractual life of future option grants to five years from the original ten years. This change was approved September 16, 2004, and made retroactive to June 30, 2004, affecting every option that was granted this quarter, and is reflected in all of the weighted average assumptions listed above.

The pro forma amounts exclude the effect of stock options granted prior to April 1, 2001, and may not be representative of future amounts since the estimated fair value of stock options is amortized over their three year vesting period and additional options may be granted in future periods.

Additional Paid-in Capital

During the second quarter, 45,498 options were exercised by employees. Of these, 1,399 options were granted after April 1, 2003, therefore $3,000 of additional paid in capital was reclassified to share capital.

6. COLLABORATIVE AGREEMENTS

The Company has established collaborative agreements with certain academic and corporate laboratories that provide resources and expertise which complement the Company’s research and development program. Total committed expenditures outstanding, assuming completion of these contracts, are approximately $1,805,000 at September 30, 2004 (2003 - $2,655,000).

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7. SUPPLEMENTARY INFORMATION

Accounts payable and accrued liabilities

	At September 30 2004	At March 31 2004
Trade accounts payable	$ 1,000	$826
Collaborative agreements	1,082	1,194
Employee-related accruals	594	1,155
Other	336	493
	$ 3,012	$3,668

Supplementary information of cash flows

For the three months ended September 30			For the six months ended September 30
	2004	2003	2004	2003
Interest received	$ 373	$ 359	$ 710	$ 1,184
Interest paid	—	(3)		(6)

8. COMPARATIVE FITURES

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

9. SUBSEQUENT EVENT

On October 27, 2004, Shire Pharmaceuticals Group plc received FDA approval of FOSRENOL which will trigger a milestone payment to AnorMED of U.S.$18 million, net of applicable taxes. In March 2004, AnorMED sold the global patent rights for FOSRENOL to Shire. Under the terms of the agreement Shire agreed to pay AnorMED U.S.$18 million upon regulatory approval in the U.S., U.S.$7 million when FOSRENOL received approval in the relevant European countries and U.S.$6 million upon regulatory approval in Japan. In consideration of these payments, Shire’s royalty obligations to AnorMED would cease throughout the world.

Company Contact Elisabeth Whiting, M.Sc. Senior Director Corporate Development & Communications
AnorMED Inc. Suite 200 20353 - 64th Avenue Langley, B.C. V2Y 1N5
Telephone: Facsimile: Email: Website:	(604) 530-1057 (604) 530-0976 info@anormed.com www.anormed.com
The Company's common shares are traded on the Toronto Stock Exchange under the symbol AOM.

AnorMED

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Good Chemistry

AnorMED Inc. Suite 200 20353 - 64th Avenue Langley, B.C. V2Y 1N5
Telephone: Facsimile: Email: Website:	(604) 530-1057 (604) 530-0976 info@anormed.com www.anormed.com
The Company's common shares are traded on the Toronto Stock Exchange under the symbol AOM.

Form 52-109FT2 -- Certification of Interim Filings During Transition Period

I, Michael J. Abrams, President and Chief Executive Officer of AnorMED Inc.  certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of AnorMED Inc. (the “issuer”) for the interim period ending September 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

October 27, 2004

“Michael J. Abrams”
Michael J. Abrams President and Chief Executive Officer

Form 52-109FT2 -- Certification of Interim Filings During Transition Period

I, William J. Adams, Chief Financial Officer of AnorMED Inc.  certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of AnorMED Inc. (the “issuer”) for the interim period ending September 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

October 27, 2004

“William J. Adams”
William J. Adams Chief Financial Officer